EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 30 and Series 48 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Dec. 02, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 30 (“Series 30 Shares”) (TSX: BAM.PR.Z) for the five years commencing January 1, 2023 and ending December 31, 2027, and also determined the fixed dividend on its Cumulative Class A Preference Shares, Series 48 (“Series 48 Shares”) (TSX: BAM.PF.J) for the five years commencing January 1, 2023 and ending December 31, 2027. As previously disclosed, the Series 30 Shares and Series 48 Shares are expected to commence trading on the TSX under the updated symbols “BN.PR.Z” and “BN.PF.J”, respectively, on December 12, 2022.

Series 30 Shares and Series 31 Shares

If declared, the fixed quarterly dividends on the Series 30 Shares during the five years commencing January 1, 2023 will be paid at an annual rate of 6.089% ($0.3805625 per share per quarter).

Holders of Series 30 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on December 16, 2022, to convert all or part of their Series 30 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 31 (the “Series 31 Shares”), effective December 31, 2022. The quarterly floating rate dividends on the Series 31 Shares will be paid at an annual rate, calculated for each quarter, of 2.96% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the January 1, 2023 to March 31, 2023 dividend period for the Series 31 Shares will be 1.74896% (7.093% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.43724 per share, payable on March 31, 2023.

Holders of Series 30 Shares are not required to elect to convert all or any part of their Series 30 Shares into Series 31 Shares.

As provided in the share conditions of the Series 30 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 30 Shares outstanding after December 31, 2022, all remaining Series 30 Shares will be automatically converted into Series 31 Shares on a one-for-one basis effective December 31, 2022; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 31 Shares outstanding after December 31, 2022, no Series 30 Shares will be permitted to be converted into Series 31 Shares. There are currently 9,787,090 Series 30 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 31 Shares effective upon conversion. Listing of the Series 31 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

Series 48 Shares and Series 49 Shares

If declared, the fixed quarterly dividends on the Series 48 Shares during the five years commencing January 1, 2023 will be paid at an annual rate of 6.229% ($0.3893125 per share per quarter).

Holders of Series 48 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on December 16, 2022, to convert all or part of their Series 48 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 49 (the “Series 49 Shares”), effective December 31, 2022. The quarterly floating rate dividends on the Series 49 Shares will be paid at an annual rate, calculated for each quarter, of 3.10% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the January 1, 2023 to March 31, 2023 dividend period for the Series 49 Shares will be 1.78348% (7.233% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.44587 per share, payable on March 31, 2022.

Holders of Series 48 Shares are not required to elect to convert all or any part of their Series 48 Shares into Series 49 Shares.

As provided in the share conditions of the Series 48 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 48 Shares outstanding after December 31, 2022, all remaining Series 48 Shares will be automatically converted into Series 49 Shares on a one-for-one basis effective December 31, 2022; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 49 Shares outstanding after December 31, 2022, no Series 48 Shares will be permitted to be converted into Series 49 Shares. There are currently 11,885,972 Series 48 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 49 Shares effective upon conversion. Listing of the Series 49 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

About Brookfield

Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with over US$750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world —including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com